November 20, 2019

VIA EDGAR

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: KFA Dynamic Fixed Income ETF
(File Nos. 333-180870 and 811-22698)

Dear Ms. Brutlag:

On September 11, 2019, KraneShares Trust (“Registrant”) filed Post-Effective Amendment No. 205 to its Registration Statement on Form N-1A (“Post-Effective Amendment No. 205”) with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (Accession Number 0001615774-19-012167). Post-Effective Amendment No. 205 was filed to register a new series of the Registrant, the KFA Dynamic Fixed Income ETF (“Fund”).

On October 24, 2019, you provided oral comments on behalf of the SEC staff (“Staff”) regarding Post-Effective Amendment No. 205. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in Post-Effective Amendment No. 205. Any changes to the Fund’s Prospectus and Statement of Additional Information will be filed in a Post-Effective Amendment.

1.	If the FTSE US High-Yield Treasury Rotation Index (“Underlying Index”) is a new index, provide a copy of the index methodology to the Staff.

RESPONSE: The Registrant provided the Underlying Index’s index methodology to the Staff via e-mail on November 19, 2019.

2.	Please provide to the Staff a copy of the completed Fees and Expenses and Example sections of the “Fund Summary.”

RESPONSE: Below is the completed Fees and Expenses and Example sections of the “Fund Summary.”

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees*	0.00%
Other Expenses**	0.01%
Total Annual Fund Operating Expenses	0.46%

*Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.

**Based on estimated amounts for the current fiscal year.

K&L Gates LLP

1601 K Street NW   Washington   DC 20006

T +1 202 778 9000  F +1 202 778 9100  klgates.com

Securities and Exchange Commission
November 20, 2019

Example

1 Year	3 Years
$47	$148

3.	In the Principal Investment Strategies section, please add a reference to junk bonds when first describing securities that are “high-yield.”

RESPONSE: The Registrant has made the requested change.

4.	In the first sentence of the Principal Investment Strategies section, please add a comma before the phrase “and investment companies.”

RESPONSE: The Registrant has made the requested change.

5.	In the first sentence of the Principal Investment Strategies section, please explain what is meant by the phrase “an index highly correlated to a portion of the Underlying Index.”

RESPONSE: The phrase “an index highly correlated to a portion of the Underlying Index” means an index that is correlated to one of the three sub-indexes. The Registrant has revised the disclosure in the Principal Investment Strategies section to clarify the meaning of the phrase. The disclosure has been revised as follows:

Under normal circumstances, the Fund will invest at least 80% of its total assets in components of the Underlying Index, to-be-announced transactions representing such components, and investment companies that seek to track the performance of a subset of the Underlying Index or of an index that is correlated to one of the three sub-indexes.

6.	For purposes of the Fund’s 80% policy disclosed in the first sentence of the Principal Investment Strategies, please confirm that the investments included in the 80% policy will not be derivatives unless such derivatives are components of the Underlying Index.

RESPONSE: The Registrant confirms that, prior to relying on Rule 6c-11, the investments included in the 80% policy will not be derivatives, except to the extent allowed by the Registrant’s exemptive order.

Securities and Exchange Commission
November 20, 2019

7.	Please state how the components of the Underlying Index are weighted in the Principal Investment Strategies.

RESPONSE: The Registrant has revised the disclosure in the Principal Investment Strategies as follows:

Underlying Index components are weighted according to the market capitalization, except that the securities of any particular issuer of the FTSE High-Yield Market BB/B-Rated Capped Custom Index will be capped at 2% as of each rebalance of the Underlying Index.

8.	In the Principal Investment Strategies section, please explain how assets are allocated between the three sub-indexes. Will the components be based on factors that change? Could the Underlying Index consist at any time solely of one of the sub-indexes so that all the assets are invested in high yield securities?

RESPONSE: The Registrant has revised the disclosure in the Principal Investment Strategies as follows:

As of each quarterly reconstitution, the Underlying Index will be fully invested in one of the three following sub-indexes: FTSE US Treasury 1-5 Years Index; FTSE US Treasury 7-10 Years Index; and FTSE US High-Yield Market BB/B-Rated Capped Custom Index. The FTSE US Treasury 1-5 Years Index includes fixed-rate U.S. Treasury bonds with remaining maturities of 1 to 5 years. The FTSE US Treasury 7-10 Years Index includes fixed-rate U.S. Treasury bonds with remaining maturities of 7 to 10 years. The FTSE High-Yield Market BB/B-Rated Capped Custom Index includes high-yield debt (commonly referred to as “junk bonds”) with remaining maturities of at least one year. The Underlying Index will invest in the sub-index with the highest prior three-month returns as of the time of the quarterly reconstitution, accordingly, at times, the Underlying Index may be invested only in the FTSE High-Yield Market BB/B-Rated Capped Custom Index.

9.	In the Principal Investment Strategies section, please include the information in the last two paragraphs on page 4 of the prospectus. In addition, if the Fund is expected to be concentrated in any industry, please add any risk disclosures that may be needed.

RESPONSE: The Registrant has updated the information in the last two paragraphs on page four of the prospectus. The disclosure has been revised as follows:

As of November 12, 2019, the FTSE US Treasury 1-5 Years Index included 145 issues. As of November 12, 2019, the credit ratings for the rated components in the FTSE US Treasury 1-5 Years Index ranged from AA+ to AA+, as determined by S&P or Moody’s. The FTSE US Treasury 1-5 Years Index is reconstituted quarterly and rebalanced monthly.

Securities and Exchange Commission
November 20, 2019

As of November 12, 2019, the FTSE US Treasury 7-10 Years Index included 18 issues. As of November 12, 2019, the credit ratings for the rated components in the FTSE US Treasury 7-10 Years Index ranged from AA+ to AA+, as determined by S&P or Moody’s. The FTSE US Treasury 7-10 Years Index is reconstituted quarterly and rebalanced monthly.

As of November 12, 2019, the FTSE US High-Yield Market BB/B-Rated Capped Custom Index included 794 issues. As of November 12, 2019, the credit ratings for the rated components in the FTSE US High-Yield Market BB/B-Rated Capped Custom Index ranged from BB to B, as determined by S&P or Moody’s. The FTSE US High-Yield Market BB/B-Rated Capped Custom Index is reconstituted quarterly and rebalanced monthly.

The Fund is non-diversified.

10.	In the Principal Risks section, under Concentration Risk, there is a Financials Sector Risk. If applicable, please mention this in the Principal Investment Strategies section.

RESPONSE: The Registrant has deleted Concentration Risk, including Financial Sector Risk, in the Principal Risks section.

11.	In the “Additional Information About the Funds - Underlying Index” section, the first sentence of the fourth paragraph describes the Index Provider. Please add this sentence to the Principal Investment Strategies section.

RESPONSE: The Registrant has made the requested change.

*       *       *       *       *

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9475 or Franklin Na at (202) 778-9473.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc: Jonathan Krane

      Odette Gafner

      Mark Schlarbaum

      Jonathan Shelon

            Krane Funds Advisors, LLC

      Franklin Na

            K&L Gates LLP